Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, California 92121

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:  Kasey Robinson

                 Joe McCann

Re:       Sorrento Therapeutics, Inc.

Registration Statement on Form S-3

Filed February 26, 2021

File No. 333-253646

Ladies and Gentlemen:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Henry Ji, Ph.D., President and Chief Executive Officer of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), in the letter dated March 15, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-3, filed on February 26, 2021 (File No. 333-253646) (the “Registration Statement”). The Company has also revised the Registration Statement in an Amendment No. 1 (the “Amendment No. 1”) as set forth below in response to the Comment Letter and is filing the Amendment No. 1 with the Commission concurrently with the submission of this letter.

Set forth below are the Staff’s comments (in bold italics) and the Company’s response thereto.

Registration Statement on Form S-3 Filed on February 26, 2021

Cover page

1.	Describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.
2.

Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading 18 days prior to your filing.

3.

Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact. For additional guidance, please refer to Division of Corporation Finance's guidance available at: https://www.sec.gov/corpfin/sample-lettersecurities-offerings-during-extreme-price-volatility.

The Company respectfully advises the Staff that it has revised its disclosures on the cover page of the Registration Statement, as well as on page 4 under “Risk Factors”, in response to the Staff’s comments above.

*****

U.S. Securities and Exchange Commission

March 19, 2021

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By: /s/ Henry Ji, Ph.D.

Name: Henry Ji, Ph.D.

Title: President and Chief Executive Officer

cc:                   Brian Sun, General Counsel, Sorrento Therapeutics, Inc.

                       Najjam Asghar, Chief Financial Officer, Sorrento Therapeutics, Inc.
                      Jeffrey T. Hartlin, Paul Hastings LLP